EXHIBIT (a)(19)
                        ICAHN UNIT ANNOUNCES INCREASE IN
             TENDER OFFER PRICE FOR HALLWOOD REALTY TO $120 PER UNIT



     New York, New York, August 19, 2003. High River Limited Partnership ("High River"), an affiliate of Carl C. Icahn, today announced that it is increasing the purchase price in its tender offer (the "Offer") for partnership units of Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") to $120 per unit and extending the expiration date of the Offer until 5:00 pm, New York City time, on Monday, October 6, 2003, unless the Offer is extended to a later date and time.

     In addition to those conditions set forth in the Offer to Purchase, as previously supplemented and amended, which conditions remain in effect, High River announced that the Offer is amended to add the following conditions:

     o The Offer is conditioned on a minimum number of limited partnership Units being duly tendered and not withdrawn in the Offer so that, together with the 235,000 Units already owned by High River, High River and its affiliates will own an aggregate of at least 66 2/3% of the outstanding units. Based upon the Partnership's filing on Form 10-Q for the period ended June 30, 2003, at August 1, 2003, 1,593,948 units were outstanding and options to purchase 64,800 units were exercisable.

     o The Offer is also conditioned on the Partnership not agreeing to, entering into or becoming obligated with respect to, any extraordinary or related party transaction or any golden parachute or other employee severance, termination or similar arrangements.

     Approximately 60,079 units have been tendered pursuant to the tender offer as of the close of business on August 18, 2003.